EXHIBIT 99.2

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars except for shares and per share amounts)	2018	2017 (restated)
Revenue (Note 5)	$449.7	$403.5
Cost of sales excluding depletion, depreciation and amortization	(259.2)	(238.0)
Gross margin excluding depletion, depreciation and amortization	$190.5	$165.5
Depletion, depreciation and amortization	(104.1)	(106.0)
Impairment of mining properties (Note 4)	(103.0)	—
Mine operating (loss)/earnings	$(16.6)	$59.5

Expenses
General and administrative	(26.2)	(25.3)
Exploration and evaluation	(3.8)	(4.0)
Other income/(expenses) (Note 6)	25.3	(18.6)
Impairment of non-operating mining properties (Note 4)	(71.0)	—
Operating (loss) earnings	$(92.3)	$11.6
Finance income (Note 7)	11.1	1.2
Finance expense (Note 7)	(50.7)	(31.0)
Net finance expense	$(39.6)	$(29.8)
Loss before taxes	$(131.9)	$(18.2)
Current income tax expense (Note 8)	(26.5)	(10.4)
Deferred income tax (expense)/recovery (Note 8)	(2.2)	29.6
Income tax (expense)/recovery	$(28.7)	$19.2
Net (loss)/earnings	$(160.6)	$1.0

Attributable to:
Yamana Gold Inc. equityholders	$(160.1)	$—
Non-controlling interests	(0.5)	1.0
Net (loss)/earnings	$(160.6)	$1.0

(Loss)/earnings per share attributable to Yamana Gold Inc. equityholders (Note 9)
(Loss)/earnings per share - basic and diluted	$(0.17)	$—

Weighted average number of shares outstanding (in thousands) (Note 9)
Basic	948,711	947,901
Diluted	948,711	947,901
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars)	2018	2017 (restated)
Net (loss)/earnings	$(160.6)	$1.0

Other comprehensive income, net of taxes
Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets
- Reclassification adjustments related to available-for-sale financial assets	—	5.1
Cash flow hedging reserve
- Increase in fair value of hedging instruments	8.1	28.7
- Decrease in fair value of hedging instruments	(7.3)	(6.5)
- Reclassification of (gains)/losses recorded in earnings	(0.1)	—
- Tax Impact on fair value of hedging instruments	(2.3)	(4.7)
Cost of hedging reserve
- Changes in fair value	2.1	(6.9)
	$0.5	$15.7
Items that will not be reclassified to profit or loss:
Changes in the fair value of equity investments at FVOCI	(0.2)	—
Total other comprehensive income	$0.3	$15.7
Total comprehensive (loss)/income	$(160.3)	$16.7

Attributable to :
Yamana Gold Inc. equityholders	$(159.0)	$13.9
Non-controlling interests	(1.3)	2.8
Total comprehensive (loss)/income	$(160.3)	$16.7
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars)	2018	2017 (restated)
Operating activities
Loss before taxes	$(131.9)	$(18.2)
Adjustments to reconcile loss before taxes to net operating cash flows:
Depletion, depreciation and amortization	104.1	106.0
Share-based payments (Note 17)	0.8	3.2
Finance income (Note 7)	(11.1)	(1.2)
Finance expense (Note 7)	50.7	31.0
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	8.6	(2.1)
Mark-to-market on fair value through profit or loss instruments	1.0	3.7
Impairment of mineral properties (Note 4(a))	174.0	—
Amortization of deferred revenue on metal purchase agreements	(3.8)	(3.4)
Gain on sale of Canadian Exploration Properties (Note 4(c))	(39.0)	—
Other non-cash expenses (Note 10(d))	10.2	2.9
Decommissioning, restoration and similar liabilities paid	(1.0)	(0.7)
Advanced payments received on metal sales	127.8	4.4
Cash flows from operating activities before income taxes paid and net change in working capital	290.4	125.6
Income taxes paid	(16.1)	(8.4)
Payments made related to the Brazilian tax matters	(67.9)	—
Cash flows from operating activities before net change in working capital	$206.4	$117.2
Net change in working capital (Note 10(b))	(84.0)	(65.9)
Cash flows from operating activities	$122.4	$51.3
Investing activities
Acquisition of property, plant and equipment (Note 14)	$(149.8)	$(129.4)
Proceeds on disposition of Canadian Exploration Properties (Note 4(c))	162.5	—
Proceeds on disposition of investments and other assets	4.3	18.3
Acquisition of investments and other assets	(2.4)	—
Cash from (used in) other investing activities	0.1	(17.7)
Cash flows from/(used in) investing activities	$14.7	$(128.8)
Financing activities
Dividends paid (Note 16(b))	$(4.8)	$(4.8)
Interest and other finance expenses paid	(14.2)	(18.9)
Financing costs paid on early note redemption	(14.7)	—
Proceeds from Brio Gold Inc. private placement and rights offering (Note 4(a))	—	14.8
Repayment of term loan and notes payable (Note 15)	(380.4)	(25.9)
Proceeds from term loan and notes payable (Note 15)	270.0	120.0
Proceeds from other financing activities	1.6	—
Cash flows (used in)/from financing activities	$(142.5)	$85.2
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	0.2	0.8
(Decrease)/Increase in cash and cash equivalents	$(5.2)	$8.5
Cash and cash equivalents, beginning of period	$148.9	$97.4
Cash and cash equivalents classified as held for sale, beginning of period (Note 4)	$6.3	$—
Cash and cash equivalents, end of period	$150.0	$105.9
Cash and cash equivalents reclassified as held for sale (Note 4)	$(20.7)	$—
Cash and cash equivalents, excluding amounts classified as held for sale, end of period	$129.3	$105.9
Supplementary cash flow information (Note 10).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of US Dollars)	March 31, 2018	December 31, 2017 (restated)
Assets
Current assets:
Cash and cash equivalents (Note 10(c))	$129.3	$148.9
Trade and other receivables	19.6	38.6
Inventories (Note 12)	125.6	163.5
Other financial assets (Note 13(a))	7.9	13.2
Other assets (Note 13(b))	113.4	119.4
Assets held for sale (Note 4)	510.6	355.8
	$906.4	$839.4
Non-current assets:
Property, plant and equipment (Note 14)	6,800.6	7,259.7
Other financial assets (Note 13(a))	17.6	26.1
Deferred tax assets	89.6	97.8
Goodwill and intangibles	448.3	449.5
Other assets (Note 13(b))	79.9	90.8
Total assets	$8,342.4	$8,763.3

Liabilities
Current liabilities:
Trade and other payables	$267.6	$345.4
Income taxes payable	18.8	91.8
Other financial liabilities (Note 13(c))	101.7	203.1
Other provisions and liabilities (Note 13(d))	144.2	56.7
Liabilities relating to assets held for sale (Note 4)	263.2	83.7
	$795.5	$780.7
Non-current liabilities:
Long-term debt (Note 15)	1,638.3	1,747.7
Decommissioning, restoration and similar liabilities	226.8	258.2
Deferred tax liabilities	1,148.2	1,147.1
Other financial liabilities (Note 13(c))	83.6	85.7
Other provisions and liabilities (Note 13(d))	332.5	296.6
Total liabilities	$4,224.9	$4,316.0

Equity
Share capital (Note 16)
Issued and outstanding 948,858,214 common shares (December 31, 2017 - 948,524,667 shares)	$7,634.8	$7,633.7
Reserves	12.0	19.7
Deficit	(3,512.1)	(3,340.0)
Attributable to Yamana Gold Inc. equityholders	$4,134.7	$4,313.4
Non-controlling interests (Note 18)	(17.2)	133.9
Total equity	$4,117.5	$4,447.3
Total liabilities and equity	$8,342.4	$8,763.3
Contractual Commitments and Contingencies (Notes 21 and 22).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31,

	Share capital	Equity reserve	Hedging reserve	Cost of hedging reserve	Available -for-sale reserve	Fair value through OCI reserve	Other reserve	Total reserves	Deficit	Total equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance as at January 1, 2017 as previously reported	$7,630.5	$17.8	$0.2	$—	$(3.5)	$—	$(2.5)	12.0	$(3,130.3)	$4,512.2	$67.8	$4,580.0
Adjustment from adoption of IFRS 9 (Note 3 (a)(ii))	—	—	—	2.3	—	—	—	2.3	(2.3)	—	—	—
Restated balance as at January 1, 2017	7,630.5	17.8	0.2	2.3	(3.5)	—	(2.5)	14.3	(3,132.6)	4,512.2	67.8	4,580.0
Total comprehensive income
Net earnings	—	—	—	—	—	—	—	—	—	—	1.0	1.0
Other comprehensive income, net of income tax	—	—	14.9	(6.1)	5.1	—	—	13.9	—	13.9	1.8	15.7
	—	—	14.9	(6.1)	5.1	—	—	13.9	—	13.9	2.8	16.7
Transactions with owners
Divestment of Brio Gold shares (Note 4(a))	—	—	—	—	—	—	—	—	—	—	14.8	14.8
Issued on vesting of restricted share units	1.0	(1.0)	—	—	—	—	—	(1.0)	—	—	—	—
Restricted share units (Note 17)	—	1.0	—	—	—	—	—	1.0	—	1.0	1.7	2.7
Dividend reinvestment plan	0.1	—	—	—	—	—	—	—	—	0.1	—	0.1
Dividends (Note 16(b))	—	—	—	—	—	—	—	—	(4.8)	(4.8)	—	(4.8)
Restated balance as at March 31, 2017 *	$7,631.6	$17.8	$15.1	$(3.8)	$1.6	$—	$(2.5)	$28.2	$(3,137.4)	$4,522.4	$87.1	$4,609.5
Restated balance as at December 31, 2017*	$7,633.7	$18.0	$6.0	$(4.1)	$1.0	$—	$(1.2)	$19.7	$(3,340.0)	$4,313.4	$133.9	$4,447.3
Adjustments on initial application of:
IFRS 15 (Note 3(a)(i))	—	—	—	—	—	—	—	—	(16.4)	(16.4)	—	(16.4)
IFRS 9 (Note 3(a)(ii))	—	—	—	—	(1.0)	(7.8)	—	(8.8)	8.8	—	—	—
Adjusted balance as at January 1, 2018	$7,633.7	$18.0	$6.0	$(4.1)	$—	$(7.8)	$(1.2)	$10.9	$(3,347.6)	$4,297.0	$133.9	$4,430.9
Total comprehensive loss
Net loss	$—	$—	$—	$—	$—	$—	$—	$—	$(160.1)	$(160.1)	$(0.5)	$(160.6)
Other comprehensive income, net of income tax	$—	$—	$(1.6)	$2.9	$—	$(0.2)	$—	$1.1	$—	$1.1	$(0.8)	$0.3
	—	—	(1.6)	2.9	—	(0.2)	—	1.1	(160.1)	(159.0)	(1.3)	(160.3)
Transactions with owners
Impairment	—	—	—	—	—	—	—	—	—	—	(150.0)	(150.0)
Issued on vesting of restricted share units (Note 16(a))	1.0	(1.0)	—	—	—	—	—	(1.0)	—	—	—	—
Vesting restricted share units (Note 17)	—	1.0	—	—	—	—	—	1.0	—	1.0	0.2	1.2
Dividend reinvestment plan (Note 16(a))	0.1	—	—	—	—	—	—	—	—	0.1	—	0.1
Dividends (Note 16(b))	—	—	—	—	—	—	—	—	(4.8)	(4.8)	—	(4.8)
Balance as at March 31, 2018	$7,634.8	$18.0	$4.4	$(1.2)	$—	$(8.0)	$(1.2)	$12.0	$(3,512.1)	$4,134.7	$(17.2)	$4,117.5
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2018
(With Comparatives as at December 31, 2017 and for the Three Months Ended March 31, 2017)
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

The address of the Company’s registered office is 200 Bay Street, Suite 2200, Royal Bank Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

These Condensed Consolidated Interim Financial Statements are comprised of the Company, its subsidiaries, and its 50% interest in the Canadian Malartic mine, which is accounted for as a joint operation.

2.    BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2017, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3: Significant Accounting Policies to the Consolidated Financial Statements as at and for the year ended December 31, 2017.

The accounting policies applied in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2017, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2018. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements.

In preparing these Condensed Consolidated Interim Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2017, except for those related to the determination of assets held for sale and discontinued operations related to the reclassification of Brio Gold as a disposal group held for sale, and those related to revenue recognition. These new critical judgements and key sources of estimation uncertainty are disclosed in Note 4: Divestitures and Note 5: Revenue, respectively to the Company's Condensed Consolidated Interim Financial Statements.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

(a)	Application of New and Revised IFRSs

The Company has adopted the following new IFRSs that had an impact on these Condensed Consolidated Interim Financial Statements:

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i.	IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

On January 1, 2018, the Company adopted IFRS 15. IFRS 15 is based on the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company adopted IFRS 15 using the cumulative effect method applied to those contracts that were not completed as of January 1, 2018. The cumulative effect of initially applying IFRS 15 has been recognized as an adjustment to the opening deficit at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior period amounts have not been restated and continue to be reported under the accounting standards in effect for those periods.

The adoption of IFRS 15 did not have a significant impact on the Company's condensed consolidated interim financial statements, with the exception of adjustments to the metal streaming arrangements as discussed below, and the addition of new disclosures, which are included in Note 5: Revenue.

Under IFRS 15, where consideration is received in advance of the Company's performance of its obligation, there is an inherent financing component in the transaction. When the period between receipt of consideration and revenue recognition is greater than one year, the Company is required to determine whether the financing component is significant to the contract. The Company performed this assessment for its metal streaming arrangements with Sandstorm Gold Ltd ("Sandstorm") and Altius Minerals Corporation ("Altius") that existed at the date of initial application of IFRS 15, and determined that the financing component was significant to each of these arrangements.

Accordingly, in accounting for each of the arrangements under IFRS 15, the transaction price is increased by an imputed interest amount and a corresponding amount of interest expense recognized in each period. The Company recorded a net increase of $16.4 million to the opening deficit balance as of January 1, 2018 due to the cumulative impact of adopting IFRS 15, as a result of adjustments to the deferred revenue balances associated with the Company's metal streaming arrangements. The adjustments resulted from a change in draw down rates resulting from the adjustment to the transaction price to reflect the financing component.

In accordance with the requirements in IFRS 15, the disclosure of the impact of adoption on the Company’s condensed consolidated interim statement of operations and condensed consolidated interim balance sheet as at and for the three months ended March 31, 2018 was as follows:

Condensed consolidated interim statement of operations (extract)

For the three months ended March 31, 2018	As reported	Balances without adoption of IFRS 15	Effect of change
Revenue	$449.7	$446.7	$3.0
Gross margin excluding DDA	$190.5	$187.5	$3.0
Mine operating (loss) earnings	$(16.6)	$(19.6)	$3.0

Finance expense	(50.7)	(45.7)	(5.0)
Net finance expense	$(39.6)	$(34.6)	$(5.0)

Net loss	$(160.6)	$(158.6)	$(2.0)

Condensed consolidated interim balance sheet (extract)

As at March 31, 2018	As reported	Balances without adoption of IFRS 15	Effect of change
Liabilities
Current liabilities:
Other provisions and liabilities	$144.2	$144.2	$—

Non-current liabilities:
Other provisions and liabilities	332.5	$314.1	$18.4
Total liabilities	$4,224.9	$4,206.5	$18.4

Equity
Deficit	$(3,512.1)	$(3,493.7)	$(18.4)
Total equity	$4,117.5	$4,135.9	$(18.4)
Total liabilities and equity	$8,342.4	$8,342.4	$—

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The above changes are attributable to accounting for the financing component in the Company's streaming arrangements, as discussed above, and the financing component on the advanced copper purchase agreement entered into in January 2018. Refer to Note 13(d): Other Provisions and Liabilities to the Company's Condensed Consolidated Interim Financial Statements.

ii.	IFRS 9 Financial Instruments ("IFRS 9")

On January 1, 2018, the Company adopted IFRS 9 (2014). IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated with the exception of certain aspects of hedge accounting.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

a.	Classification and Measurement of Financial Assets

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Management reviewed and assessed the Company’s existing financial assets as at January 1, 2018 based on the facts and circumstances that existed at that date and concluded that the initial application of IFRS 9 has had the following impact on the Company’s financial assets as regards their classification and measurement:

•	Financial assets measured at FVTPL under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") continue to be measured as such under IFRS 9;

•	Financial assets classified as Loans and Receivables under IAS 39 that were measured at amortized cost continue to be measured at amortized cost under IFRS 9;

•
Investments in equity securities that were classified as available-for-sale under IAS 39 have been classified at FVOCI, pursuant to the irrevocable election available in IFRS 9. Under IFRS 9, all realized and unrealized gains and losses are recognized permanently in OCI with no reclassification to profit or loss. Accordingly, impairment losses of $8.8 million on equity securities that the Company continued to own at January 1, 2018 that were previously recognized in profit or loss were reclassified from opening deficit to the fair value through OCI reserve on January 1, 2018.

b.	Impairment of Financial Assets

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the carrying amounts of the Company's financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

c.	Hedge Accounting

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

All of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were assessed upon adoption of IFRS 9 and these have continued to qualify for hedge accounting under IFRS 9. The Company also reassessed economic hedges that did not qualify for hedge accounting under IAS 39. IFRS 9 has enabled the Company to apply hedge accounting to copper derivative contracts, thus reducing the volatility of reported net income. These positions previously did not qualify for hedge accounting as component hedging was not permitted under IAS 39.

The Company enters into zero-cost collars, which consist of a combination of purchased and written (sold) options to reduce the impact of the variability of the US Dollar amount of foreign currency denominated operating expenditures caused by changes in currency exchange rates. Under IAS 39, the Company separated the intrinsic value and time value of these contracts, designating only the change in intrinsic value as the hedging instrument. As a result, any variability in the intrinsic value was taken to OCI and any variability in the time value was taken to profit

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or loss. Under IFRS 9, the Company will continue to separate the intrinsic value and time value of these contracts, designating only the change in intrinsic value as the hedging instrument as allowed under the exception provided in IFRS 9. However, under IFRS 9, changes in time value are recognized in OCI as a cost of hedging rather than in profit or loss, resulting in a reduction in profit or loss volatility.

Effect of adjustments arising from application of IFRS 9 hedge accounting requirements

Retrospective application of the costs of hedging approach has had the following effects on the amounts presented for 2017:

Condensed consolidated statement of operations (extract)

For the three months ended March 31, 2017	As originally presented	IFRS 9 Adjustments	Restated
Expenses
Finance income	1.2	—	1.2
Finance expense	(37.9)	6.9	(31.0)
Net finance expense	$(36.7)	$6.9	$(29.8)

Loss before tax	(25.1)	6.9	(18.2)
Net (loss)/earnings	$(5.9)	$6.9	$1.0

Attributable to:
Yamana Gold Inc. equityholders	(6.1)	6.1	—
Non-controlling interest	0.2	0.8	1.0
Net loss/(earnings)	$(5.9)	$6.9	$1.0

Loss/(earnings) per share attributable to Yamana Gold Inc. equityholders
(Loss)/earnings per share - basic and diluted	$(0.01)	$0.01	$—

Condensed consolidated statement of comprehensive income (extract)

For the three months ended March 31, 2017	As originally presented	IFRS 9 Adjustments	Restated
Net loss (earnings)	$(5.9)	$6.9	$1.0

Items that may be reclassified subsequently to profit or loss
Cost of hedging reserve - changes in fair value	—	(6.9)	(6.9)
Total other comprehensive income	$22.6	$(6.9)	$15.7
Total comprehensive income	$16.7	$—	$16.7

The application of the costs of hedging approach resulted in the Company recognizing $2.1 million of changes in the time value on the Company's zero-cost collar option contracts in OCI rather than in profit or loss as a finance expense in the three months ended March 31, 2018.

Refer to Note 5: Revenue and Note 11: Financial Instruments for a description of the new accounting policies applied by the Company as a result of adoption of these new IFRS standards.

iii.	Adoption of other narrow scope amendments to IFRSs and IFRS Interpretations

The Company also adopted other amendments to IFRSs, as well as the Interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration, which were effective for accounting periods beginning on or after January 1, 2018. The impact of adoption was not significant to the Company's Condensed Consolidated Interim Financial Statements.

(b)	New and Revised IFRSs not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2018. Pronouncements that are not applicable to the Company have been excluded from this note.

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IFRS 16 Leases ("IFRS 16")

IFRS 16 requires lessees to recognize assets and liabilities for most leases. It is effective for annual reporting periods beginning January 1, 2019. The Company is currently assessing the impact of the adoption of this Standard. Project activities launched to date include the development of a project plan, project team structure, staff training, development of process tools for lease identification and roll-out of the data gathering phase, and the initiation of a search for a software solution for lease information management.

4.    DIVESTITURES

(a)	Brio Gold

On December 23, 2016, the Company closed its offering of purchase rights pursuant to which the Company has transferred common shares ("Brio Gold Shares") of Brio Gold to Yamana shareholders. A total of 17,324,507 Brio Gold Shares owned by the Company were transferred pursuant to the transactions at a price of C$3.25 per share for aggregate proceeds of $40.7 million (C$54.1 million) to the Company. The proceeds, net of transaction costs, were recorded as non-controlling interests in the consolidated statement of changes in equity. As a result of the completion of these transactions, Brio Gold became a public reporting company with shares listed on the Toronto Stock Exchange.

On March 6, 2017, the Company announced that it had completed a secondary offering by private placement of 6 million common shares of its holding of Brio Gold Shares. The Company sold the Brio Gold Shares at C$3.35 per share for total proceeds of $14.8 million (C$20.1 million) to an arm's length institutional shareholder.

On June 2, 2017, the Company announced that it had completed a further secondary offering by private placement of 27 million common shares of its holding of Brio Gold Shares. The Company sold the Brio Gold Shares at C$3.00 per share for total proceeds of $56.7 million (C$76.7 million) through a syndicate of underwriters.

During the fourth quarter of 2017, restricted share units held by Brio Gold management vested, further diluting the Company's interest in Brio Gold.

As at December 31, 2017, Yamana continued to be the controlling shareholder of Brio Gold, holding approximately 53.6% of the issued and outstanding shares.

On January 23, 2018, Leagold Mining Corporation (“Leagold”) announced its intention to make an offer to acquire all of the issued and outstanding shares of Brio Gold on or before February 28, 2018. In connection with the offer, Yamana entered into a support agreement with Leagold (the “Lock-up Agreement”), pursuant to which, Yamana agreed to tender all its Brio Gold Shares and to hold the Leagold shares received as consideration for a minimum period of 12 months, subject to certain exceptions. The Lock-up Agreement applied whether Leagold completed the transaction by way of the offer or by way of an alternative transaction.
On February 16, 2018, Leagold further announced that it had reached an agreement with Brio Gold under which, the previously announced proposed take-over bid by Leagold would now be completed on a Brio Board-supported basis by way of a statutory plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Leagold will acquire all of the outstanding shares of Brio Gold in exchange for i) 0.922 of a Leagold share and ii) 0.4 of a Leagold share purchase warrant (“Leagold Warrant”) for each Brio share outstanding, representing an implied price of C$2.90 per Brio Share as of that date. Each Leagold Warrant will entitle the holder thereof to purchase one Leagold share at a price of C$3.70 for a period of two years following completion of the transaction.
Following the Brio Gold shareholders approval of the Arrangement on April 12, 2018, Brio Gold obtained order from the Ontario Superior Court of Justice (Commercial List) with respect to the Arrangement on April 17, 2018.
Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Brio Gold was re-measured to its recoverable amount, being its fair value less costs of disposal ("FVLCD") using the share price of Leagold per the TSX (C$2.86 per Leagold share). This is a level 1 measurement as per the fair value hierarchy. As a result, the Company recorded an impairment loss of $145.0 million in relation to Brio Gold immediately prior to the classification to assets and liabilities held for sale. The $145.0 million is the net of a $270.4 million gross asset impairment, of which $125.4 million is related to the non-controlling interests of Brio Gold. The Company re-measured Brio Gold to its recoverable amount, determined using the closing share price of Leagold per the TSX (C$2.61 per Leagold share) as at March 31, 2018. The Company recorded an additional impairment loss of $23.2 million in relation to the Brio Gold held for sale assets. The $23.2 million is the net of a $47.8

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million gross asset impairment, of which $24.6 million is related to the non-controlling interests of Brio Gold. The net after-tax impairment loss recognized in the statement of operations for the three months ended March 31, 2018 totalled $168.2 million, which is net of a $5.8 million deferred income tax recovery.

The transaction is expected to close in the second quarter of 2018. Upon completion of the Arrangement, and following the recently announced planned equity issue by Leagold, Yamana will own approximately 20.5% of Leagold.

Brio Gold is presented in the "Other Mines" reportable operating segment.

Critical Judgements in Applying Accounting Policies

Determination of Assets Held for Sale and Discontinued Operations

The Company concluded that the assets and liabilities of Brio Gold met the criteria for classification as held for sale. Accordingly, the assets and liabilities of Brio Gold, as applicable, were presented separately in the Company's condensed consolidated interim balance sheet under current assets and current liabilities, respectively.

Management applies judgement to determine whether a component of the Company that either has been disposed of, or is classified as held for sale, meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. This determination applied to Brio Gold, as it is a component of the Company. Given that the Company will continue to operate in Brazil after the disposal of Brio Gold and based on quantitative analysis performed, the Company concluded that Brio Gold is not a separate major line of business or geographical area of operation, thus it is not considered a discontinued operation.

(b)	Gualcamayo and Related Argentinian Exploration Properties

As part of its ongoing strategic and technical reviews of its asset portfolio, in December 2017 the Company committed to a formal plan to dispose of the Gualcamayo mine and related exploration properties in Argentina (“Gualcamayo”) and initiated an active program to sell Gualcamayo. As the sale was considered highly probable, at December 31, 2017 the assets and liabilities of Gualcamayo were classified as assets and liabilities (a disposal group) held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Gualcamayo was re-measured to its recoverable amount, being its FVLCD, the estimate of which, was supported by various sources including a formal bid received by the Company, external valuation reports and comparable trading company multiples. As a result, the Company recorded an impairment loss of $356.5 million in relation to Gualcamayo in the year ended December 31, 2017. As at March 31, 2018, there was no further write-down as the carrying amount of the disposal group did not fall below its fair value less costs to sell.

The Company continues to focus on the sale process and a sale transaction continues to be expected in 2018.

Gualcamayo is presented in the "Other Mines" reportable operating segment.

(c)	Canadian Exploration Properties

On March 29, 2018, the Company completed the sale of certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (the “Canadian Exploration Properties”) to Agnico Eagle Mines Limited (“Agnico”) for total cash consideration of $162.5 million. The Transaction was structured as a sale of assets by CMC (in which the Company holds a 50% indirect interest) pursuant to which Agnico acquired all of the Company's indirect 50% interest in the Canadian exploration assets of CMC.

At December 31, 2017, the sale was considered highly probable and accordingly, the assets and liabilities of the Canadian Exploration Properties were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. No impairment loss was recognized on reclassification to held for sale, as the FVLCD was higher than the carrying amount of the assets based on the sales price in the agreement. Upon sale, the Company recognized a gain of $39.0 million, which is included in other income (expenses) in the statement of operations for the three months ended March 31, 2018.

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The Canadian Exploration Properties were presented in the Canadian Malartic reportable operating segment.

The components of assets and liabilities held for sale at March 31, 2018 and December 31, 2017 relating to the above disposal groups are as follows:

	March 31, 2018			December 31, 2017
	Brio Gold	Gualcamayo	Total	Canadian Exploration Properties	Gualcamayo	Total
Assets
Current assets:
Cash and cash equivalents	$17.5	$3.2	$20.7	$—	$6.3	$6.3
Trade and other receivables	3.7	—	3.7	—	—	—
Inventories	38.2	68.7	106.9	—	78.4	78.4
Other financial assets	6.6	0.8	7.4	—	—	—
Other assets	14.9	16.7	31.6	—	15.7	15.7
	80.9	89.4	170.3	—	100.4	100.4
Property, plant and equipment	192.1	133.2	325.3	98.4	130.8	229.2
Other financial assets	0.7	—	0.7	0.8	—	0.8
Deferred tax assets	7.6	(0.3)	7.3	—	—	—
Goodwill and intangibles	—	1.4	1.4	24.0	1.4	25.4
Other assets	5.6	—	5.6	—	—	—
Total assets held for sale	$286.9	$223.7	$510.6	$123.2	$232.6	$355.8

Liabilities
Current liabilities:
Trade and other payables	$46.0	$31.6	77.6	$0.4	$45.0	$45.4
Income taxes payable	4.0	—	4.0	—	—	—
Other financial liabilities	19.4	1.5	20.9	—	2.4	2.4
Other provisions and liabilities	8.4	8.0	16.4	0.1	7.8	7.9
	77.8	41.1	118.9	0.5	55.2	55.7
Long-term debt	72.8	—	72.8	—	—	—
Decommissioning, restoration and similar liabilities	37.2	25.4	62.6	0.6	26.5	27.1
Deferred tax liabilities	0.3	(3.6)	(3.3)	—	—	—
Other provisions and liabilities	10.8	1.4	12.2	—	0.9	0.9
Total liabilities relating to assets held for sale	$198.9	$64.3	$263.2	$1.1	$82.6	$83.7
Net assets held for sale	$88.0	$159.4	$247.4	$122.1	$150.0	$272.1
Non-controlling interest on assets held for sale	$35.9	$—	$35.9	$—	$—	$—

5.    REVENUE

The Company has recognized the following amounts relating to revenue in the condensed consolidated interim statement of operations:

	Three months ended March 31,
	2018	2017
Revenue from contracts with customers (a)	$457.8	$399.7
Revenue from other sources
Provisional pricing adjustments on concentrate sales	(8.1)	3.8
	$449.7	$403.5

(a)	Disaggregation of Revenue from Contracts with Customers

The following table disaggregates revenue from contracts with customers by metal and source mine. The table also includes a reconciliation of the disaggregated revenue from contracts with customers with disaggregated revenue reported in Note 20: Operating Segments to the Company's Condensed Consolidated Interim Financial Statements.

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Three months ended March 31, 2018	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Other mines	Total
Gold	28.8	55.1	107.8	43.8	25.1	94.3	354.9
Silver	—	16.1	1.6	—	—	—	17.7
Copper	85.2	—	—	—	—	—	85.2
Total revenue from contracts with customers	$114.0	$71.2	$109.4	$43.8	$25.1	$94.3	$457.8
Provisional pricing adjustments	(8.1)	—	—	—	—	—	(8.1)
Total segment revenue	$105.9	$71.2	$109.4	$43.8	$25.1	$94.3	$449.7

Three months ended March 31, 2017	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Other mines	Total
Gold	24.6	41.5	82.4	40.4	28.9	105.3	323.1
Silver	0.4	18.5	—	—	1.3	—	20.2
Copper	56.4	—	—	—	—	—	56.4
Total revenue from contracts with customers	$81.4	$60.0	$82.4	$40.4	$30.2	$105.3	$399.7
Provisional pricing adjustments	3.8						3.8
Total segment revenue	$85.2	$60.0	$82.4	$40.4	$30.2	$105.3	403.5

(b)	Accounting Policies and Significant Judgements

The policies described below have been applied in the preparation of the revenue numbers for the three months ended March 31, 2018. In the comparative period, revenue was accounted for in accordance with the revenue policy disclosed in the Company’s Annual Consolidated Financial Statements as at and for the year ended December 31, 2017.

Gold and Silver

The Company sells gold and silver in bullion and doré form to customers, which are all major financial institutions.

Revenue is recognized when control of the gold or silver has transferred to the customer. For bullion sales, this is typically at the point in time when the bullion is credited to the metal account of the customer. For doré sales, this is typically at the point in time when the doré is shipped from the mine. Following the crediting of gold or silver to a customer’s metal account or the shipment of doré, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the metal, and therefore, the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

Revenue is measured at the transaction price agreed under the contract and excludes any amounts collected on behalf of third parties. Payment of the transaction price is due immediately when the metal is transferred to the customer. A receivable is recognized when the metal is transferred to the customer, as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Metal Concentrate

The Company sells concentrate from its Chapada mine in Brazil. The concentrate is sold to independent smelting companies for extraction of the metal contents, which are predominantly copper, with small quantities of gold and silver.

Revenue from concentrate sales is recognized when control of the concentrate has transferred to the customer, which is typically upon loading of the concentrate onto the shipping vessel for shipment to the customer. At this point in time, the customer has the significant risks and rewards of ownership of the concentrate, and is committed to accept and pay for the concentrate. Although legal title does not pass until receipt of the first provisional payment, the fact that under the contract the customer has the right to process the concentrate as soon as it is received, indicates that the customer has obtained control of the concentrate prior to the transfer of title - i.e. the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the concentrate.

Concentrate sales include provisional pricing features whereby the price is provisional at the time of sale, with the final sales price based on the market price at a future specified date and the final physical attributes (i.e. quantity of contained metals) of the concentrate determined after further processing and assessment. The price adjustments associated with changes in market price and the physical attributes of the concentrate

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give rise to variability in the consideration the Company will receive from the customer. The variability associated with the change in market prices is accounted for separately as a derivative.

At the point in time that control of the concentrate transfers to the customer, the Company recognizes revenue and a receivable (the latter, because the Company has determined it has an unconditional right to the consideration). Revenue is measured at the amount the Company expects to be entitled to - being the estimate of the price expected to be received upon final invoice (at the end of the quotational period) using the most recently determined estimate of metal quantity and the estimated forward price. The receivable is measured at fair value through profit or loss, and is marked to market through earnings each period prior to final settlement. The period between provisional and final invoicing is typically 3 to 4 months. The Company presents changes in the fair value of the receivable arising from provisionally priced contracts in the revenue line in the statement of operations.

Streaming arrangements and Advanced metal sales

From time to time, the Company enters into arrangements with customers pursuant to which, the Company receives consideration in advance of the delivery of metals.

Under advanced metal sales, the Company receives advanced consideration against the delivery of a fixed quantity of a specified metal over a specified period.

The Company has entered into the following advanced metal sales agreements:

•
On January 10, 2018, the Company entered into an advanced metal sales agreement pursuant to which, the Company received advanced consideration of $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and the first half of 2019.

Under streaming arrangements, the Company receives advanced consideration against the delivery of a portion of future metal production referenced to the mine(s) of the Company specified in the contract. In addition to the advanced consideration, the Company may also receive a cash payment as metals are delivered to the customer.

The Company has entered into the following streaming arrangements:

•
On October 27, 2015 the Company entered into three metal purchase agreements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. In addition to the advanced consideration, the Company receives cash payments equal to 30% of market price at the date of delivery.

•
On March 31, 2016, the Company entered into a copper purchase agreement with Altius, pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper produced by the Company's Chapada mine in Brazil. In addition to the advanced consideration, the Company receives cash payments equal to 30% of the market price at the date of delivery.

The Company recognizes the advanced consideration as deferred revenue and recognizes the amounts in revenue as it satisfies its performance obligations to deliver metal to the customer over the life of the contract. In contracts for the delivery of gold or silver bullion, this is typically at the point in time when the metal is credited to the metal account of the customer. For copper sales, this is at the point in time when the copper, in the form of copper warrants, is delivered to the customer. Following the crediting of gold or silver to a customer’s metal account or the delivery of copper warrants, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the metal, and therefore, the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

The Company determines the amortization of deferred revenue to the statement of operations on a per unit basis. In advanced metal sales arrangements, this is over the fixed number of ounces specified in the contract. In streaming arrangements, the estimated total quantity of metal expected to be delivered to the customer over the term of the contract is used. Subsequent changes to expected deliveries result in an adjustment to revenue in the year of change to retroactively adjust for the new number of ounces or pounds expected to be delivered under the contract.

Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

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Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the statement of operations, unless capitalized to assets under construction in accordance with the Company’s policy on capitalized borrowing costs.

The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

Critical Judgements in Applying Accounting Policies and Key Sources of Estimation Uncertainty

Application of Variable Consideration Constraint

The Company determines the amortization of deferred revenue to the statement of operations on a per unit basis using the expected quantity of metal (ounces for gold and silver and pounds for copper) that will be delivered over the term of the contract, which is based on geological reports and the Company’s LOM plan at contract inception. As subsequent changes to the expected quantity of metal to be delivered triggers a retrospective adjustment to revenue, management is required to estimate the ounces or pounds to be included in the denominator that will be sufficient such that subsequent changes are not expected to result in a significant revenue reversal. Accordingly, management includes reserves and portion of resources, which management is reasonably confident are transferable to reserves, in the calculation. With this approach, the Company considers that it is highly probable that changes in subsequent reserve and resource estimates will not result in a significant revenue reversal of previously recognized revenue.

6.    OTHER (INCOME)/EXPENSES

For the three months ended March 31,	2018	2017
Change in provisions	$5.2	$1.5
Write-down of other assets	1.6	(2.5)
Gain on sale of Canadian Exploration Properties (Note 4(c))	(39.0)	—
Business transaction costs	1.6	1.8
(Gain)/loss on sale of assets	(0.5)	0.7
Mark-to-market gain on deferred share units	(0.2)	(0.3)
Net loss on investments	1.0	3.7
Reorganization costs	2.4	0.5
Other expenses (i)	2.6	13.2
Other (income)/expenses	$(25.3)	$18.6
(i) Included in other expenses in the prior year were $7.7 million of expenses related to standby costs incurred during El Peñón's suspension of operations associated with the collective bargaining negotiation.

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7.    FINANCE INCOME AND EXPENSE

For the three months ended March 31,	2018	2017 (restated)
Interest income	$0.9	$1.2
Unrealized gain on derivatives	10.2	—
Finance income	$11.1	$1.2

Unwinding of discounts on provisions	$(5.0)	$(5.0)
Interest expense on long-term debt	(18.5)	(17.6)
Fees on extinguishment of long-term debt	(14.7)	—
Unrealized loss on derivatives	—	(3.1)
Net foreign exchange loss	(3.3)	(2.2)
Amortization of deferred financing, bank, financing fees and other (i)	(9.2)	(3.1)
Finance expense	$(50.7)	$(31.0)
Net finance expense	$(39.6)	$(29.8)

(i)
Included in other finance expense during the current period is $5.0 million of non-cash interest expense related to the financing component of deferred revenue contracts (see Note 3(a)(i): Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements).

8.    INCOME TAXES

For the three months ended March 31,	2018	2017
Income tax expense/(recovery) is represented by:
Current income tax expense	$26.5	$10.4
Deferred income tax expense/(recovery)	2.2	(29.6)
Net income tax expense/(recovery)	$28.7	$(19.2)

Income tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.
The income tax rate for the three months ended March 31, 2018 was negative 21.8% (2017 - 76.5%). Included in deferred taxes is the loss on translation of tax balances of $4.8 million (2017 - recovery of $27.2 million), the tax of $14.5 million (2017 - nil) on the disposition of the Canadian Exploration Properties, the non-recognition of deferred tax assets on losses in non-profitable entities of $78.7 million (2017 - $10.7 million) and the deductible local foreign exchange losses of $13.4 million (2017 - taxable local foreign exchange gains of $14.4 million).

9.    (LOSS)/EARNINGS PER SHARE

(Loss)/earnings per share is based on the weighted average number of common shares of the Company outstanding during the year. The diluted (loss)/earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the year, if dilutive.

For the three months ended March 31,	2018	2017 (restated)
Weighted average number of common shares (in thousands) - basic	948,711	947,901
Weighted average number of dilutive share options (i)	—	—
Weighted average number of dilutive Restricted Share Units (i)	—	—
Weighted average number of common shares (in thousands) - diluted (i)	948,711	947,901

Attributable to Yamana Gold Inc. equityholders
(Loss)/earnings per share - basic and diluted
Net (loss)/earnings	$(160.1)	$—
(Loss)/earnings per share - basic and diluted	$(0.17)	$—

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(i)
Effect of dilutive securities - the potential shares attributable to 884 share options (2017 - 876 share options) and 779,811 restricted share units (2017 - 481,953 restricted share units) were anti-dilutive for the three month period ended March 31, 2018.

10.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the three months ended March 31,	2018	2017
Interest capitalized to assets under construction	$4.1	$4.5
Issue of common shares on vesting of restricted share units (Note 16(a))	$1.0	$1.0

(b)    Net Change in Working Capital

For the three months ended March 31,	2018	2017
Net decrease/(increase) in:
Trade and other receivables	$7.0	$3.3
Inventories	(6.8)	(11.0)
Other assets	(21.2)	(23.5)
Net (decrease)/increase in:
Trade and other payables	(51.2)	(34.8)
Other liabilities	(1.3)	(6.8)
Movement in above related to foreign exchange	(10.5)	6.9
Net change in working capital (i)	$(84.0)	$(65.9)

(i)	Change in working capital is net of items related to Property, Plant and Equipment.

(c)	Cash and Cash Equivalents

As at	March 31, 2018	December 31, 2017
Cash at bank	$128.9	$146.7
Bank short-term deposits	0.4	2.2
Total cash and cash equivalents (i)	$129.3	$148.9

(i)	Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d)    Other Non-Cash Expenses/(Recoveries)

For the three months ended March 31,	2018	2017
Write off / (recoveries) of assets	$5.0	$(4.4)
Revaluation of employees' pension plan	3.7	5.3
Provision on indirect taxes	(2.9)	(2.8)
Legal expenses	3.7	1.7
Other expenses	0.7	3.1
Total non-cash expenses	$10.2	$2.9

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11.    FINANCIAL INSTRUMENTS

(a)	Financial Assets and Financial Liabilities by Categories

As at March 31, 2018	Financial assets at amortized cost	FVOCI - equity instruments	FV - Hedging Instruments	Mandatorily at FVTPL - others	Other financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$—	$129.3	$—	$129.3
Trade and other receivables	6.3	—	—	—	—	6.3
Receivables from provisional copper sales	—	—	—	13.3	—	13.3
Investments in equity securities	—	6.4	—	—	—	6.4
Warrants	—	—	—	1.8	—	1.8
Derivative assets - Hedging instruments	—	—	—	—	—	—
Derivative assets - Non-hedge	—	—	—	2.6	—	2.6
Other financial assets	14.6	—	—	—	—	14.6
Total financial assets	$20.9	$6.4	$—	$147.0	$—	$174.3

Financial liabilities
Total debt	$—	$—	$—	$—	$1,674.6	$1,674.6
Accounts payable and accrued liabilities	—	—	—	—	267.6	267.6
Derivative liabilities - Hedging instruments	—	—	3.0	—	—	3.0
Derivative liabilities - Non-hedge	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	146.0	146.0
Total financial liabilities	$—	$—	$3.0	$—	$2,088.2	$2,091.2

As at December 31, 2017	Loans and receivables	Available-for-sale	Fair value through profit or loss	Derivative instruments in designated hedge accounting relationships	Other financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$148.9	$—	$—	$148.9
Trade and other receivables	8.1	—	—	—	—	8.1
Receivables from provisional copper sales	—	—	30.5	—	—	30.5
Investments in equity securities	—	4.6	—	—	—	4.6
Warrants	—	—	2.6	—	—	2.6
Derivative assets - Hedging instruments	—	—	—	6.7	—	6.7
Derivative assets - Non-hedge	—	—	2.5	—	—	2.5
Other financial assets	22.9	—	—	—	—	22.9
Total financial assets	$31.0	$4.6	$184.5	$6.7	$—	$226.8

Financial liabilities
Total debt	$—	$—	$—	$—	$1,857.7	$1,857.7
Accounts payable and accrued liabilities	—	—	—	—	345.3	345.3
Derivative liabilities - Hedging instruments	—	—	—	5.7	—	5.7
Derivative liabilities - Non-hedge	—	—	8.5	—	—	8.5
Other financial liabilities	—	—	—	—	164.6	164.6
Total financial liabilities	$—	$—	$8.5	$5.7	$2,367.6	$2,381.8

(b)	Fair Value of Financial Instruments

i)	Fair value measurements of financial assets and liabilities measured at fair value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

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Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Consolidated Interim Balance Sheets at fair value on a recurring basis were categorized as follows:

	March 31, 2018			December 31, 2017
	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$129.3	$—	$129.3	$148.9	$—	$148.9
Receivables from provisional copper sales	—	13.3	13.3	—	30.5	30.5
Equity securities (Note 13(a))	6.4	—	6.4	4.6	—	4.6
Warrants (Note 13(a))	—	1.8	1.8	—	2.6	2.6
Derivative related assets (Note 13(a))	—	2.6	2.6	—	9.3	9.3
	$135.7	$17.7	$153.4	$153.5	$42.4	$195.9
Liabilities
Derivative related liabilities (Note 13(c))	$—	$3.0	$3.0	$—	$14.2	$14.2
	$—	$3.0	$3.0	$—	$14.2	$14.2

At March 31, 2018, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2018. At March 31, 2018, there were no financial assets or liabilities measured and recognized on the Condensed Consolidated Interim Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii)	Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Receivables from Provisional Copper Sales

The Company's copper concentrate sales are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company's accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which an active commodity market exists.

Warrants

The fair value of warrants is calculated using the Black-Scholes option pricing model, which uses a combination of quoted prices and market-derived inputs, including volatility estimates.

Derivative Related Assets and Liabilities

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)	Carrying Value Versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

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		March 31, 2018		December 31, 2017
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior unsecured notes	Other financial liabilities at amortized cost	$1,499.5	$1,490.5	$1,754.8	$1,751.5

(i)
The Company's senior unsecured notes are accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, accounts payable and accrued liabilities, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

c)	Financial Instruments and Related Risks

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at March 31, 2018 there are no substantial changes to the market risk described in Note 16: Financial Instruments to the Company's Consolidated Annual Financial Statements.

The Company manages its exposure to fluctuations in commodity prices, and foreign exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. Details of these contracts are included in Note 16: Financial Instruments to the Company's Consolidated Annual Financial Statements. The Company did not enter into any new contracts during the quarter.

d)	New Accounting Policies

The below new accounting policies have been applied in the preparation of these Condensed Consolidated Interim Financial Statements.

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below.

•
The Company has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Therefore, comparative periods have been restated only for retrospective application of the cost of hedging approach for the time value of option contracts. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings/(deficit) and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

•	The following assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

◦	The determination of the business model within which a financial asset is held.

◦	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.

◦	The designation of certain investments in equity instruments not held for trading as at FVOCI.

•
Changes to hedge accounting policies have been applied prospectively except for the cost of hedging approach for the time value component of options, which has been applied retrospectively to hedging relationships that existed on or were designated after January 1, 2017.

•
All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and are therefore regarded as continuing hedging relationships.

i)	Classification and Measurement of Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI - debt investment; FVOCI - equity investment; or FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

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A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.
The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see ii) below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVTPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. Refer to iii) below for derivatives designated as hedging instruments.

Equity investments at FVOCI
These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Debt investments at FVOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

ii)	Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

For trade receivables that are classified as financial assets at amortized cost, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

iii)	Derivative Instruments and Hedge Accounting
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency operating expenses and capital expenditures.

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The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.

12.    INVENTORIES

As at,	March 31, 2018	December 31, 2017
Product inventories	$30.4	$35.6
Work in process	7.7	14.1
Ore stockpiles	127.9	126.6
Materials and supplies	74.5	93.7
	$240.5	$270.0
Less: non-current ore stockpiles included in property, plant and equipment (Note 14)	$(114.9)	$(106.5)
	$125.6	$163.5

The inventory balance at December 31, 2017 includes $40.6 million of inventories related to Brio Gold. Due to the classification of Brio Gold as a disposal group held for sale in the current period, the balance at March 31, 2018 excludes inventories related to Brio Gold. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements.

The amount of inventories recognized as an expense during the three months ended March 31, 2018 was $259.2 million (2017 - $238.0 million) and is included in cost of sales excluding depletion, depreciation and amortization. For the three months ended March 31, 2018, a total charge of $4.6 million was recorded to adjust inventory (2017 - $1.7 million recovery) which is included in cost of sales excluding depletion, depreciation and amortization.

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13.    SELECTED COMPOSITION NOTES

(a)	Other Financial Assets

As at,	March 31, 2018	December 31, 2017
Derivative related assets	$2.6	$9.3
Royalty and other receivables	12.7	21.0
Investments in financial securities (i)	8.2	7.2
Other	2.0	1.8
	$25.5	$39.3
Current	$7.9	$13.2
Non-current	17.6	26.1
	$25.5	$39.3

(i)
Investments in financial securities include equity securities and warrants with a cost of $17.8 million (December 31, 2017 - $16.4 million) and a fair value of $8.2 million (December 31, 2017 - $7.2 million).

(b)	Other Assets

As at,	March 31, 2018	December 31, 2017
Income tax recoverable and installments	$22.8	$23.1
Tax credits recoverable (i)	104.6	118.8
Advances and deposits	52.2	53.1
Other long-term advances	13.7	15.2
	$193.3	$210.2
Current	$113.4	$119.4
Non-current	79.9	90.8
	$193.3	$210.2

(i)
Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

(c)	Other Financial Liabilities

As at,	March 31, 2018	December 31, 2017
Royalty payable (i)	$16.1	$18.1
Payable related to purchase of mineral interests (ii)	10.8	10.8
Severance accrual	32.9	32.0
Deferred share units/performance share units liability (Note 17)	19.5	21.0
Accounts receivable financing credit (iii)	40.3	54.1
Current portion of long-term debt (Note 15)	36.3	110.0
Derivative related liabilities	3.0	14.2
Other	26.4	28.6
	$185.3	$288.8
Current	$101.7	$203.1
Non-current	83.6	85.7
	$185.3	$288.8

(i)
Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of C$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of C$15.4 million is paid. Since inception, partial payments of $6.0 million and appreciation of the US Dollar have resulted in the liability being measured at $5.6 million as at March 31, 2018. Also included in Royalty payable is $10.5 million of amounts payable by Canadian Malartic.

(ii)	Payable related to purchase of the remaining interests in Agua Fria.

(iii)	Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

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(d)	Other Provisions and Liabilities

As at,	March 31, 2018	December 31, 2017
Other taxes payable	$14.2	$15.8
Provision for repatriation taxes payable (i)	22.9	22.9
Provision for taxes	21.4	24.4
Deferred revenue on metal streaming arrangements - Altius (ii)	60.4	57.5
Deferred revenue on metal streaming arrangements - Sandstorm (iii)	171.3	158.5
Deferred revenue on advanced metal sales - other (iv)	127.0	—
Other provisions and liabilities	59.5	74.2
	$476.7	$353.3
Current	$144.2	$56.7
Non-current	332.5	296.6
	$476.7	$353.3

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $22.9 million (December 31, 2017 - $22.9 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
On March 31, 2016, the Company entered into a metal streaming arrangement with Altius, pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper produced by the Company's Chapada mine in Brazil. The advanced consideration is accounted for as deferred revenue, with revenue recognized when copper is delivered to Altius.

The following table summarizes the changes in deferred revenue:

2018
Balance as at January 1, 2018	$57.5
Adjustment on initial adoption of IFRS 15 (Note 3(a)(i))	3.4
Adjusted balance at January 1, 2018	$60.9
Recognition of revenue during the year	(0.5)
$60.4
Current portion	$2.4
Non-current portion	58.0
Balance as at March 31, 2018	$60.4

(iii)
On October 27, 2015 the Company entered into three metal streaming arrangements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The advanced consideration is accounted for as deferred revenue, with revenue recognized when the respective metals are delivered to Sandstorm.

The following table summarizes the changes in deferred revenue:

2018
Balance as at January 1, 2018	$158.5
Adjustment on initial adoption of IFRS 15 (Note 3(a)(i))	13.0
Adjusted balance at January 1, 2018	$171.5
Recognition of revenue during the year	(0.2)
$171.3
Current portion	$4.8
Non-current portion	166.5
Balance as at March 31, 2018	$171.3

(iv)
On January 10, 2018, the Company entered into an advanced metal sales agreement pursuant to which, the Company received advanced consideration of $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and the first half of 2019. The advanced consideration is accounted for as deferred revenue, with revenue recognized as copper is delivered to the counterparty. As the Company received consideration more than a year in advance of completion of delivery, the Company has accounted for the financing component in the transaction. Accordingly, in the three months to March 31, 2018, the Company recognized an interest expense of $2.0 million, with a corresponding increase to the deferred revenue balance.

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14.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2017	$5,860.4	$5,982.0	$2,745.2	$14,587.6
Additions	231.9	317.9	94.1	643.9
Reclassification, transfers and other non-cash movements (iii)	99.5	(24.1)	(29.1)	46.3
Change in decommissioning, restoration and similar liabilities	47.4	0.5	—	47.9
Disposals	1.0	(10.1)	(28.4)	(37.5)
Reclassified as held for sale (Note 4)	(109.9)	(129.8)	(92.6)	(332.3)
Cost, December 31, 2017	$6,130.3	$6,136.4	$2,689.2	$14,955.9
Additions	26.5	102.4	20.9	149.8
Reclassification, transfers and other non-cash movements (iii)	18.4	(16.9)	10.4	11.9
Change in decommissioning, restoration and similar liabilities	(2.3)	—	—	(2.3)
Reclassified as held for sale (Note 4)	(161.1)	(106.9)	(180.1)	(448.1)
Disposals	—	—	(3.1)	(3.1)
Cost, March 31, 2018	$6,011.8	$6,115.0	$2,537.3	$14,664.1

Accumulated depletion and depreciation, January 1, 2017	$3,569.4	$2,081.2	$1,370.7	$7,021.3
Depletion and depreciation for the year	224.9	—	212.5	437.4
Impairment	129.7	146.3	80.5	356.5
Disposals	—	(2.9)	(13.0)	(15.9)
Eliminated on reclassification as held for sale (Note 4)	(49.8)	—	(53.3)	(103.1)
Accumulated depletion and depreciation, December 31, 2017	$3,874.2	$2,224.6	$1,597.4	$7,696.2
Depletion and depreciation for the period	56.8	—	43.5	100.3
Impairment (iv)	90.7	78.3	101.4	270.4
Eliminated on reclassification as held for sale (Note 4)	(97.0)	—	(105.5)	(202.5)
Disposals	—	1.1	(2.0)	(0.9)
Accumulated depletion and depreciation, March 31, 2018	$3,924.7	$2,304.0	$1,634.8	$7,863.5
Carrying value, December 31, 2017	$2,256.1	$3,911.8	$1,091.8	$7,259.7
Carrying value, March 31, 2018	$2,087.1	$3,811.0	$902.5	$6,800.6

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at,	March 31, 2018	December 31, 2017
Balance, beginning of period	$402.3	$285.3
Additions	14.3	135.2
Amortization	(9.3)	(18.2)
Reclassified as held for sale (Note 4)	(105.2)	—
Balance, end of period	$302.1	$402.3

(ii)
Mining property costs not subject to depletion include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites.

(iii)
Reclassification, transfers and other non-cash movements includes $18 million (2017 - $54.2 million) in ore stockpile inventory which is not expected to be processed within the next twelve months for a cumulative balance at March 31, 2018 of $114.9 million (December 31, 2017 - $106.5 million).

(iv)
During the period, the Company recognized impairment charges on the Brio Gold mineral interests. Balance includes the amount in relation to the non controlling interest of Brio Gold. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for additional details.

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15.    LONG-TERM DEBT

As at,	March 31, 2018	December 31, 2017
$300 million senior debt notes, issued December 4, 2017	$296.9	$297.5
$500 million senior debt notes, issued June 30, 2014	496.3	496.2
$300 million senior debt notes, issued June 10, 2013	295.2	295.1
$500 million senior debt notes, issued March 23, 2012	411.1	484.6
$270 million senior debt notes, issued December 18, 2009 (iv)	—	181.4
$1 billion revolving facility (ii)	172.2	27.0
$75 million revolving facility (iii)	—	72.6
Long-term debt from 50% interest of Canadian Malartic	2.9	3.3
Total debt	$1,674.6	$1,857.7
Less: current portion of long-term debt (Note 13(c))	(36.3)	(110.0)
Long-term debt (i)	$1,638.3	$1,747.7

(i)	Balances are net of transaction costs of $11.9 million, net of amortization (December 31, 2017 - $14.3 million).

(ii)
During the three months ended March 31, 2018, the Company drew $270.0 million and repaid $125.0 million on its revolving facility. The Company will, from time to time, repay balances outstanding on its revolving credit facility and intends to renew the facility upon maturity in 2021.

(iii)
Balance relates to Brio Gold's revolving facility. There were no draw downs or repayments in the quarter. As Brio Gold has been classified as a disposal group held for sale, the revolving credit balance has been reclassified to the liabilities associated with assets held for sale line of the balance sheet at March 31, 2018. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements.

(iv)	On January 29, 2018, the Company redeemed $181.5 million of 6.97% senior notes due December 2019 at a make-whole price of 108.12.

The following is a schedule of long-term debt principal repayments, which includes corporate debt, the revolving facilities, and debt assumed from the 50% interest in Canadian Malartic:

Long-term debt
2018	$36.0
2019	1.8
2020	84.1
2021	175.0
2022	192.7
2023	261.2
2024	635.7
2025	—
2026	—
2027	300.0
$1,686.5

16.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at March 31, 2018 (December 31, 2017: nil).

	For the three months ended		For the year ended
	March 31, 2018		December 31, 2017
	Number of common shares		Number of common shares
Issued and outstanding - 948,858,214 common shares		Amount		Amount
(December 31, 2017 - 948,524,667 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	948,525	$7,633.7	947,798	$7,630.5
Issued on vesting of restricted share units	304	1.0	591	2.9
Dividend reinvestment plan (i)	29	0.1	136	0.3
Balance, end of period	948,858	$7,634.8	948,525	$7,633.7

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(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at March 31, 2018, a total of 19,354,845 shares have subscribed to the plan.

(b)	Dividends Paid and Declared

For the three months ended March 31,	2018	2017
Dividends paid	$4.8	$4.8
Dividends declared in respect of the period	$4.8	$4.7
Dividend paid (per share)	$0.005	$0.005
Dividend declared in respect of the period (per share)	$0.005	$0.005

17.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the three months ended March 31,	2018	2017
Accrued expense on equity-settled compensation plans	$1.1	$1.0
Accrued expense on cash-settled compensation plans	(0.2)	0.7
Total expense for instruments granted	$0.9	$1.7
Compensation expense for Brio Gold	0.2	1.7
Mark-to-market change on cash-settled plans	(0.3)	(0.2)
Total expense recognized as compensation expense	$0.8	$3.2

As at (In thousands)	March 31, 2018	December 31, 2017
Total carrying amount of liabilities for cash-settled arrangements (Note 13(c))	$19.5	$21.0

The following table summarizes the equity instruments outstanding related to share-based payments.

As at (In thousands)	March 31, 2018	December 31, 2017
Share options outstanding (i)	1,828	1,831
Restricted share units ("RSU") (ii)	2,680	1,474
Deferred share units ("DSU") (iii)	4,419	4,288
Performance share units ("PSU") (iii)	3,259	2,521

(i)	During the three months ended March 31, 2018, no share options were granted, and 3,394 share options expired.

(ii)
During the three months ended March 31, 2018, the Company granted 1,663,490 RSUs with a weighted average grant date fair value of C$4.15 per RSU; 153,907 RSUs were cancelled or forfeited; and a total of 299,958 RSUs vested and the Company credited $1.0 million (2017 - $1.0 million) to share capital in respect of RSUs that vested during the period.

(iii)
During the three months ended March 31, 2018, the Company granted 130,470 DSUs and recorded an expense of C$0.5 million. During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 3 million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share. For the three months March 31, 2018, the Company recorded a mark-to-market gain on DSUs of $1.2 million and a mark-to-market loss on the DSU hedge of $0.9 million.

(iv)
During the three months ended March 31, 2018, 1,214,412 PSU units were granted and 476,624 PSU units vested. The PSU plan has an expiry date on December 31, 2020 and had a fair value of C$2.90 per unit at March 31, 2018.

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18.    NON-CONTROLLING INTERESTS

As at,	March 31, 2018	December 31, 2017
Agua De La Falda S.A. (i)	$18.7	$18.7
Brio Gold Inc. (ii)	(35.9)	115.2
	$(17.2)	$133.9

(i)
The Company holds a 56.7% interest in the Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project that includes the Jeronimo Deposit and is located in northern Chile.

(ii)
The Company held approximately 53.6% of the issued and outstanding shares of Brio Gold as at March 31, 2018 (December 31, 2017 - 53.6%). During the quarter ended March 31, 2018, Leagold Mining Corporation ("Leagold") announced that it had reached an agreement with Brio Gold under which, Leagold will acquire all of the outstanding shares of Brio Gold by way of a statutory plan of arrangement, which is expected to close in the second quarter of 2018. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for further discussion.

19.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 16: Share Capital and Note 15: Long-term Debt, respectively, to the Company's Condensed Consolidated Interim Financial Statements for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2018, the Company has met all of the externally imposed financial covenants.

20.    OPERATING SEGMENTS

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's senior management team. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites and its mine under construction (Cerro Moro) as reportable segments for financial reporting purposes. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

The following changes have been made to Company's reportable segments since December 31, 2017:

•
The Company's mine under construction (Cerro Moro), which was included in "Corporate and Other" at December 31, 2017, is now a separate reportable segment. The project has successfully transitioned from construction to the commissioning phase and the assets associated with Cerro Moro now comprise over 11% of the Company's total assets.

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•
The CODM reviews the results of operating mines that the Company does not intend to manage in the long-term and for which a disposal plan has been initiated, as one operating segment. Accordingly, Gualcamayo and Brio Gold, which were separate reportable operating segments at December 31, 2017 are now grouped into one reportable operating segment, "Other Mines".

Comparatives have been adjusted to conform to the change in presentation adopted in the current period.

(a)	Information about Assets and Liabilities

As at March 31, 2018	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other Mines	Corporate and Other (i)	Total
Total assets	$776.2	$698.8	$1,746.3	$788.6	$329.9	$961.9	$510.6	$2,530.1	$8,342.4
Total liabilities	$222.8	$176.1	$448.3	$158.5	$102.5	$86.0	$263.7	$2,764.6	$4,222.5

As at December 31, 2017	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other Mines	Corporate and Other (i)	Total
Total assets	$798.2	$828.4	$1,869.6	$783.3	$458.0	$897.6	$811.3	$2,316.9	$8,763.3
Total liabilities	$318.0	$221.5	$436.4	$162.0	$147.8	$75.5	$203.5	$2,751.3	$4,316.0

(i)	"Corporate and other" includes Agua Rica ($1.1 billion) (December 31, 2017 - $1.1 billion), other advanced stage development projects, exploration properties and corporate entities.

(b)	Information about Profit or Loss

For the three months ended March 31, 2018	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Other Mines	Corporate and other	Total
Revenue (ii)	$105.9	$71.2	$109.4	$43.8	$25.1	$94.3	$—	$449.7
Cost of sales excluding depletion, depreciation and amortization	(51.6)	(46.5)	(47.8)	(24.0)	(18.4)	(70.8)	(0.1)	$(259.2)
Gross margin excluding depletion, depreciation and amortization	$54.3	$24.7	$61.6	$19.8	$6.7	$23.5	$(0.1)	$190.5
Depletion, depreciation and amortization	(11.7)	(20.8)	(30.9)	(8.7)	(10.0)	(20.0)	(2.0)	$(104.1)
Impairment of mining properties	$—	$—	$—	$—	$—	(103.0)	$—	$(103.0)
Segment income/(loss)	$42.6	$3.9	$30.7	$11.1	$(3.3)	$(99.5)	$(2.1)	$(16.6)
Other expenses (i)								(115.3)
Loss before taxes								$(131.9)
Income tax expense								(28.7)
Net loss								$(160.6)

For the three months ended March 31, 2017 (restated)	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Other Mines	Corporate and other	Total
Revenue (ii)	$85.2	$60.0	$82.4	$40.4	$30.2	$105.3	$—	$403.5
Cost of sales excluding depletion, depreciation and amortization	(48.7)	(37.2)	(36.5)	(23.0)	(22.1)	(70.5)	—	(238.0)
Gross margin excluding depletion, depreciation and amortization	$36.5	$22.8	$45.9	$17.4	$8.1	$34.8	$—	$165.5
Depletion, depreciation and amortization	(6.7)	(15.8)	(31.9)	(10.9)	(11.0)	(27.9)	(1.8)	(106.0)
Impairment of mining properties	$—	$—	$—	$—	$—	$—	$—	$—
Segment income/(loss)	$29.8	$7.0	$14.0	$6.5	$(2.9)	$6.9	$(1.8)	$59.5
Other expenses (i)								(77.7)
Loss before taxes								$(18.2)
Income tax recovery								19.2
Net earnings								$1.0

(i)
Other expenses are comprised of general and administrative expense of $26.2 million (2017 - $25.3 million), exploration and evaluation expense of $3.8 million (2017 - $4.0 million), net finance expense of $39.6 million (2017 - $29.8 million), other operating (income) expenses of $(25.3) million (2017 - $18.6 million) and expenses related to impairment of non-operating mineral properties of $71.0 million (2017 - $nil). Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for additional details.

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(ii)
Intersegment sales are eliminated in the above information reported to the Company's CODM. For the three months ended March 31, 2018, intersegment purchases included $388.8 million of gold, silver and copper purchased by the Company's corporate office from the Company's producing mines (2017 - $343.1 million) and revenue related to the sale of these metals to third parties was $388.8 million (2017 - $343.1 million).

Capital expenditures	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other Mines	Corporate and other	Total
For the three months ended March 31, 2018	$5.6	$10.9	$21.3	$6.7	$9.7	$48.8	$21.7	$7.1	$131.8
For the three months ended March 31, 2017	$15.7	$14.6	$14.2	$10.6	$8.8	$35.3	$23.3	$6.9	$129.4

21.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at,	March 31, 2018	December 31, 2017
Within 1 year	$542.8	$515.3
Between 1 to 3 years	544.9	501.7
Between 3 to 5 years	127.8	150.0
After 5 years	0.7	—
	$1,216.2	$1,167.0

Operating Leases

The Company leases office premises under non-cancellable operating leases. The total of future minimum lease payments under non-cancellable operating leases are as follows:

As at,	March 31, 2018	December 31, 2017
Within 1 year	$2.0	$2.1
Between 1 and 5 years	8.4	8.6
After 5 years	5.4	6.1
	$15.8	$16.8

22.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Consolidated Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine.  The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million.  The class action was certified in May 2017.  In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017.  The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment.  On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action.  The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

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On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec).  A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction.  An application for permanent injunction is currently pending.  The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.  These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined.  While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree.  The Partnership is an impleaded party in the proceedings.  The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine.  The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application.  The hearing on the merits is scheduled to take place in October 2018.  While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

23.     SUBSEQUENT EVENTS

(a)	Shareholder Supported Take-over Bid for Brio Gold Inc.

Following the Brio Gold shareholders approval of the Arrangement on April 12, 2018, Brio Gold obtained order from the Ontario Superior Court of Justice (Commercial List) with respect to the Arrangement on April 17, 2018. The transaction is expected to close in the second quarter of 2018.

24.    GUARANTOR SUBSIDIARIES FINANCIAL STATEMENTS

The obligations of the Company under the senior debt notes and revolver facility are guaranteed by the following 100% owned subsidiaries of the Company (the ‘‘guarantor subsidiaries’’): Mineração Maracá Industria e Comércio S.A., Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Minera Florida Limitada, Yamana Chile Rentista de Capitales Mobiliarios Limitada, Yamana Argentina Holdings B.V., and Yamana Malartic Canada Inc. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture (as supplemented) governing the senior debt notes. Based on the domestic regulations of jurisdictions of the subsidiaries, collection of funds in the form of dividend or loan payments would be subject to customary repatriation restrictions.

The following tables outline separate condensed financial information related to the issuer, and the guarantor and non-guarantor subsidiaries and as set out in the Condensed Consolidated Interim Balance Sheets as at March 31, 2018 and December 31, 2017 and the Condensed Consolidated Interim Statements of Operations, Condensed Consolidated Interim Statements of Comprehensive Loss and Condensed Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2018 and March 31, 2017. For the purposes of this information, the financial information of the Company and the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis and are in compliance with Rule 3-10 of Regulation S-X. As provided for under Rule 3-10 of Regulation S-X the Company’s basis is “pushed down” to the applicable subsidiary columns.

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CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

As at March 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$104.4	$15.3	$9.6	$—	$129.3
Trade and other receivables	13.3	5.5	0.8	—	19.6
Inventories	9.3	112.2	4.1	—	125.6
Other financial assets	3.9	0.8	3.2	—	7.9
Other assets	3.1	85.0	25.3	—	113.4
Assets held for sale	—	—	510.6	—	510.6
Intercompany receivables	—	119.8	9.5	(129.3)	—
	$134.0	$338.6	$563.1	$(129.3)	$906.4
Non-current assets:
Property, plant and equipment	$24.1	$3,550.6	$3,225.9	$—	$6,800.6
Investment in associates	4,434.5	164.3	—	(4,598.8)	—
Other financial assets	13.1	4.2	0.3	—	17.6
Deferred tax assets	73.0	13.9	2.7	—	89.6
Goodwill and intangibles	34.0	408.8	5.5	—	448.3
Other assets	—	40.7	39.2	—	79.9
Intercompany receivables	1,416.5	—	—	(1,416.5)	—
Total assets	$6,129.2	$4,521.1	$3,836.7	$(6,144.6)	$8,342.4
Liabilities
Current liabilities:
Trade and other payables	$37.5	$165.9	$64.2	$—	$267.6
Income taxes payable	—	17.0	1.8	—	18.8
Other financial liabilities	38.0	55.4	8.3	—	101.7
Other provisions and liabilities	102.7	9.5	32.0	—	144.2
Liabilities relating to assets held for sale	—	—	263.2	—	263.2
Intercompany payables	129.3	—	—	(129.3)	—
	$307.5	$247.8	$369.5	$(129.3)	$795.5
Non-current liabilities:
Long-term debt	$1,636.7	$1.6	$—	$—	$1,638.3
Decommissioning, restoration and similar liabilities	—	189.1	37.7	—	226.8
Deferred tax liabilities	5.5	559.4	583.3	—	1,148.2
Other financial liabilities	19.5	39.6	24.5	—	83.6
Other provisions and liabilities	25.3	70.6	236.6	—	332.5
Intercompany payables	—	1,606.1	(189.6)	(1,416.5)	—
Total liabilities	$1,994.5	$2,714.2	$1,062.0	$(1,545.8)	$4,224.9
Equity
Equity attributable to Yamana Gold Inc. shareholders	$4,134.7	$1,806.9	$2,756.0	$(4,562.9)	$4,134.7
Non-controlling interests	—	—	18.7	(35.9)	(17.2)
Total equity	$4,134.7	$1,806.9	$2,774.7	$(4,598.8)	$4,117.5
Total liabilities and equity	$6,129.2	$4,521.1	$3,836.7	$(6,144.6)	$8,342.4

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As at December 31, 2017*	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$98.2	$24.9	$25.8	$—	$148.9
Trade and other receivables	24.4	10.2	4.0	—	38.6
Inventories	11.8	109.0	42.7	—	163.5
Other financial assets	2.6	—	10.6	—	13.2
Other assets	3.1	89.1	27.2	—	119.4
Assets held for sale	—	123.2	232.6	—	355.8
Intercompany receivables		125.9	19.1	(145.0)	—
	$140.1	$482.3	$362.0	$(145.0)	$839.4
Non-current assets:
Property, plant and equipment	$24.4	$3,556.5	$3,678.8	$—	$7,259.7
Investment in associates	4,554.2	177.5	—	(4,731.7)	—
Other financial assets	17.3	4.7	4.1	—	26.1
Deferred tax assets	73.0	14.7	10.1	—	97.8
Goodwill and intangibles	34.8	409.1	5.6	—	449.5
Other assets	—	44.6	46.2	—	90.8
Intercompany receivables	1,486.4	—	—	(1,486.4)	—
Total assets	$6,330.2	$4,689.4	$4,106.8	$(6,363.1)	$8,763.3
Liabilities
Current liabilities:
Trade and other payables	$49.7	$191.5	$104.2	$—	$345.4
Income taxes payable	—	87.0	4.8	—	91.8
Other financial liabilities	121.4	56.7	25.0	—	203.1
Other provisions and liabilities	1.0	11.6	44.1	—	56.7
Liabilities relating to assets held for sale	—	1.1	82.6	—	83.7
Intercompany payables	145.0	—	—	(145.0)	—
	$317.1	$347.9	$260.7	$(145.0)	$780.7
Non-current liabilities:
Long-term debt	$1,673.2	$1.9	$72.6	$—	$1,747.7
Decommissioning, restoration and similar liabilities	—	185.8	72.4	—	258.2
Deferred tax liabilities	5.5	553.8	587.8	—	1,147.1
Other financial liabilities	21.0	38.7	26.0	—	85.7
Other provisions and liabilities	—	70.4	226.2	—	296.6
Intercompany payables	—	1,743.0	(256.6)	(1,486.4)	—
Total liabilities	$2,016.8	$2,941.5	$989.1	$(1,631.4)	$4,316.0
Equity
Equity attributable to Yamana Gold Inc. shareholders	$4,313.4	$1,747.9	$3,099.0	$(4,846.9)	$4,313.4
Non-controlling interests	—	—	18.7	115.2	133.9
Total equity	$4,313.4	$1,747.9	$3,117.7	$(4,731.7)	$4,447.3
Total liabilities and equity	$6,330.2	$4,689.4	$4,106.8	$(6,363.1)	$8,763.3
*Comparatives in respect of certain intercompany balances have been reclassified to conform to the change in presentation adopted in the current period.

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CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

For the three months ended March 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$375.1	$460.4	$98.1	$(483.9)	$449.7
Cost of sales excluding depletion, depreciation and amortization	(375.8)	(292.0)	(73.3)	481.9	(259.2)
Gross margin excluding depletion, depreciation and amortization	$(0.7)	$168.4	$24.8	$(2.0)	$190.5
Depletion, depreciation and amortization	(1.7)	(82.0)	(20.4)	—	(104.1)
Impairment of mining properties	—	—	(103.0)	—	(103.0)
Mine operating (loss)earnings	(2.4)	86.4	(98.6)	(2.0)	(16.6)
Expenses (i)
General and administrative	$(15.1)	$(1.6)	$(9.5)	$—	$(26.2)
Exploration and evaluation	(0.2)	(1.1)	(2.5)	—	(3.8)
Equity (loss)/income from associates	(143.2)	(12.9)	—	156.1	—
Other income/(expenses)	1.4	32.4	(8.5)	—	25.3
Impairment of non-operating mining properties	—	—	(71.0)	—	(71.0)
Operating (loss)/income	(159.5)	103.2	(190.1)	154.1	(92.3)
Finance income (i)	43.0	19.4	48.2	(99.5)	11.1
Finance expense	(41.9)	(49.7)	(55.6)	96.5	(50.7)
Net finance (expense)/income	1.1	(30.3)	(7.4)	(3.0)	(39.6)
(Loss)/earnings before taxes	(158.4)	72.9	(197.5)	151.1	(131.9)
Income tax (expense)/recovery	(2.2)	(36.1)	9.6	—	(28.7)
Net (loss)/earnings	(160.6)	36.8	(187.9)	151.1	(160.6)

Attributable to:
Yamana Gold Inc. equityholders	(160.6)	36.8	(187.4)	151.1	(160.1)
Non-controlling interests	—	—	(0.5)	—	(0.5)
Net (loss)/earnings	(160.6)	36.8	(187.9)	151.1	(160.6)

Total other comprehensive (loss)/income	0.3	—	(1.9)	1.9	0.3
Total comprehensive (loss)/income	(160.3)	36.8	(189.8)	153.0	(160.3)
(i) Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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For the three months ended March 31, 2017	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$348.6	$367.1	$106.9	$(419.1)	$403.5
Cost of sales excluding depletion, depreciation and amortization	(339.4)	(248.6)	(69.4)	419.4	(238.0)
Gross margin excluding depletion, depreciation and amortization	$9.2	$118.5	$37.5	$0.3	$165.5
Depletion, depreciation and amortization	(1.6)	(76.2)	(28.2)	—	(106.0)
Impairment of mining properties	—	—	—	—	—
Mine operating earnings	$7.6	$42.3	$9.3	$0.3	$59.5
Expenses (i)
General and administrative	(14.1)	(2.5)	(8.7)	—	(25.3)
Exploration and evaluation	(0.2)	(1.8)	(2.0)	—	(4.0)
Equity (loss)/income from associates	(6.2)	(1.2)	—	7.4	—
Other income/(expenses)	(4.3)	(15.8)	1.5	—	(18.6)
Impairment of non-operating mining properties	—	—	—	—	—
Operating (loss)/income	$(17.2)	$21.0	$0.1	$7.7	$11.6
Finance income (i)	30.9	17.6	27.5	(74.8)	1.2
Finance expense	(14.6)	(43.5)	(43.6)	70.7	(31.0)
Net finance (expense)/income	$16.3	$(25.9)	$(16.1)	$(4.1)	$(29.8)
(Loss)/earnings before taxes	$(0.9)	$(4.9)	$(16.0)	$3.6	$(18.2)
Income tax recovery/(expense)	1.9	8.1	9.2	—	19.2
Net earnings/(loss)	$1.0	$3.2	$(6.8)	$3.6	$1.0

Attributable to:
Yamana Gold Inc. equityholders	$1.0	$3.2	$(7.8)	$3.6	$—
Non-controlling interests	$—	$—	$1.0	$—	$1.0
Net earnings/(loss)	$1.0	$3.2	$(6.8)	$3.6	$1.0

Total other comprehensive income/(loss)	$15.7	$—	$13.0	$(13.0)	$15.7
Total comprehensive income/(loss)	$16.7	$3.2	$6.2	$(9.4)	$16.7
(i) Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
(Loss)/earnings before taxes	$(158.4)	$72.8	$(197.3)	$151.0	$(131.9)
Adjustments to reconcile (loss)/earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	1.7	82.0	20.4	—	104.1
Share-based payments	0.6	—	0.2	—	0.8
Equity loss/(income) from associate	143.3	12.9	—	(156.2)	—
Finance income	(43.0)	(19.4)	(48.2)	99.5	(11.1)
Finance expense	41.9	49.7	55.6	(96.5)	50.7
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	8.6	—	—	—	8.6
Mark-to-market on fair value through profit or loss instruments	1.0				1.0
Impairment of mineral properties	—	—	174.0		174.0
Amortization of deferred revenue on metal purchase agreements	—	(3.8)	—	—	(3.8)
Gain on sale of Canadian Exploration Properties	—	(39.0)	—	—	(39.0)
Other non-cash expenses	—	6.9	3.3	—	10.2
Decommissioning, restoration and similar liabilities paid		(0.9)	(0.1)		(1.0)
Advanced payments received on metal sales	127.8	—	—	—	127.8
Cash flows from/(used in) operating activities before income taxes paid and net change in working capital	$123.5	$161.2	$7.9	$(2.2)	$290.4
Income taxes paid	—	(15.8)	(0.3)		(16.1)
Payments made related to the Brazilian tax matters	—	(67.9)	—	—	(67.9)
Cash flows from/(used in) operating activities before net change in working capital	$123.5	$77.5	$7.6	$(2.2)	$206.4
Net change in working capital	(22.7)	(40.1)	(8.8)	(12.4)	(84.0)
Intercompany movement in operations	(19.6)	6.2	13.4	—	—
Cash flows from/(used in) operating activities	$81.2	$43.6	$12.2	$(14.6)	$122.4
Investing activities
Acquisition of property, plant and equipment	$(0.2)	$(71.6)	$(73.4)	$(4.6)	$(149.8)
Proceeds on disposition of Canadian Exploration Properties	—	162.5	—	—	162.5
Proceeds on disposition of investments and other assets	4.3	—	—	—	4.3
Acquisition of investments and other assets	(2.4)	—	—	—	(2.4)
Cash from (used in) other investing activities	—	0.1	—	—	0.1
Cash flows from/(used in) investing activities	$1.7	$91.0	$(73.4)	$(4.6)	$14.7
Financing activities
Dividends paid	$(4.8)	$—	$—	$—	$(4.8)
Interest and other finance expenses paid	(14.2)				(14.2)
Financing costs paid on early note redemption	(14.7)	—	—	—	(14.7)
Repayment of term loan and notes payable	(380.4)				(380.4)
Proceeds from term loan and notes payable	270.0				270.0
Proceeds from other financing activities	—	—	1.6	—	1.6
Proceeds/(repayments) of intercompany financing activities	67.1	(143.9)	57.6	19.2	—
Cash flows from/(used in) financing activities	$(77.0)	$(143.9)	$59.2	$19.2	$(142.5)
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.3	(0.3)	0.2	—	0.2
(Decrease)/Increase in cash and cash equivalents	$6.2	$(9.6)	$(1.8)	$—	$(5.2)
Cash and cash equivalents, beginning of period	$98.2	$24.9	$25.8	$—	$148.9
Cash and cash equivalents classified as held for sale, beginning of period	$—	$—	$6.3	$—	$6.3
Cash and cash equivalents, end of period	$104.4	$15.3	$30.3	$—	$150.0
Cash and cash equivalents, classified as held for sale, end of period	$—	$—	$(20.7)	$—	$(20.7)
Cash and cash equivalents, excluding amounts classified as held for sale, end of period	$104.4	$15.3	$9.6	$—	$129.3

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For the three months ended March 31, 2017	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
(Loss)/earnings before taxes	$(0.9)	$(22.5)	$1.5	$3.7	$(18.2)
Adjustments to reconcile (loss)/earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	1.6	76.2	28.2	—	106.0
Share-based payments	1.4	—	1.8	—	3.2
Equity loss/(income) from associate	6.3	1.2	—	(7.5)	—
Finance income	(30.9)	(17.6)	(27.5)	74.8	(1.2)
Finance expense	14.6	43.5	43.6	(70.7)	31.0
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(2.1)	—	—	—	(2.1)
Mark-to-market on fair value through profit or loss instruments	3.7	—	—	—	3.7
Amortization of deferred revenue on metal purchase agreements	—	(3.4)	—	—	(3.4)
Other non-cash expenses	—	2.1	0.8		2.9
Decommissioning, restoration and similar liabilities paid	—	(0.7)	—	—	(0.7)
Advanced payments received on metal sales	4.4	—	—	—	4.4
Cash flows from/(used in) operating activities before income taxes paid and net change in working capital	$(1.9)	$78.8	$48.4	$0.3	$125.6
Income taxes paid	—	(8.4)	—	—	(8.4)
Payments made related to the Brazilian tax matters	—	—	—	—	—
Cash flows from/(used in) operating activities before net change in working capital	$(1.9)	$70.4	$48.4	$0.3	$117.2
Net change in working capital	(17.6)	(42.4)	3.0	(8.9)	(65.9)
Intercompany movement in operations	4.1	(16.1)	12.0	—	—
Cash flows from/(used in) operating activities	$(15.4)	$11.9	$63.4	$(8.6)	$51.3
Investing activities
Acquisition of property, plant and equipment	$(2.6)	$(80.9)	$(42.7)	$(3.2)	$(129.4)
Proceeds on disposition of investments and other assets	18.3	—	—	—	18.3
Acquisition of investments and other assets	—	—	—	—	—
Cash from (used in) other investing activities	1.1	(18.8)	—	—	(17.7)
Cash flows from/(used in) investing activities	$16.8	$(99.7)	$(42.7)	$(3.2)	$(128.8)
Financing activities
Dividends paid	$(4.8)	$—	$—	$—	$(4.8)
Interest and other finance expenses paid	(18.9)	—	—	—	(18.9)
Financing costs paid on early note redemption	—	—	—	—	—
Proceeds from Brio Gold Inc. private placement and rights offering	14.8	—	—	—	14.8
Repayment of term loan and notes payable	(25.9)	—	—	—	(25.9)
Proceeds from term loan and notes payable	120.0	—	—	—	120.0
Proceeds/(repayments) of intercompany financing activities	(85.0)	84.2	(11.0)	11.8	—
Cash flows from/(used in) financing activities	$0.2	$84.2	$(11.0)	$11.8	$85.2
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.3	0.3	0.2	—	0.8
(Decrease)/Increase in cash and cash equivalents	$1.9	$(3.3)	$9.9	$—	$8.5
Cash and cash equivalents, beginning of period	$35.1	$29.5	$32.8	$—	$97.4
Cash and cash equivalents classified as held for sale, beginning of period	$—	$—	$—	$—	$—
Cash and cash equivalents, end of period	$37.0	$26.2	$42.7	$—	$105.9
Cash and cash equivalents, classified as held for sale, end of period	$—	$—	$—	$—	$—
Cash and cash equivalents, excluding amounts classified as held for sale, end of period	$37.0	$26.2	$42.7	$—	$105.9

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